Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Intevac Photonics, Inc.

2.	Intevac Pacific Group Holdings Ltd. Pte – Singapore

3.	Lotus Technologies, Inc. – Santa Clara, California

4.	IRPC, Inc. – Santa Clara, California

5.	Solar Implant Technologies, Inc. – California

6.	Intevac Foreign Sales Corporation – Barbados

7.	Intevac Asia Private Limited – Singapore

8.	Intevac Malaysia Sdn Bhd – Malaysia

9.	Intevac Limited – Hong Kong

10.	Intevac (Shenzhen) Co. Ltd. – China

11.	IVAC Co. Ltd. – Korea